SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)*

                                HA-LO Industries, Inc.
                                   (Name of Issuer)


                              Common Stock, no par value
                            (Title of Class of Securities)

                                     404429 10 2
                                    (CUSIP Number)

                                   Seymour N. Okner
                                    701 Lee Street
                                Des Plaines, IL  60016
                                    (847) 803-1931
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 30, 1996
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-
          1(b)(3) or (4), check the following box.                    /   /

          Check the following box if a fee is being paid with the
          statement.                                                  / X /

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Exhibit index appears at end of text.

                            (Continued on following pages)




                                                         Page 1 of 25 Pages

          1.   Name of Reporting Person:

                    Seymour N. Okner

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  United States Citizen

          Number of      7.   Sole Voting Power:       771,361
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     -0-
          Reporting
          Person
          With           9.   Sole Dispositive Power:  771,361


                         10.  Shared Dispositive       -0-
                              Power:


          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         771,361

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              5.9%

          14.  Type of Reporting Person:  IN












                                                         Page 2 of 25 Pages

          1.   Name of Reporting Person:

                    Samuel P. Okner Family Trust

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  Illinois

          Number of      7.   Sole Voting Power:       401,625 (1)
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     -0-
          Reporting
          Person
          With           9.   Sole Dispositive Power:  401,625 (1)


                         10.  Shared Dispositive       -0-
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         401,625

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              3.1%

          14.  Type of Reporting Person:  OO - Trust







          (1)Power is exercised through its Trustees, Samuel P. Okner and Anne Okner.

                                                         Page 3 of 25 Pages

          1.   Name of Reporting Person:

                    Ellyn Robbins Family Trust

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  Illinois

          Number of      7.   Sole Voting Power:       248,625 (1)
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     -0-
          Reporting
          Person
          With           9.   Sole Dispositive Power:  248,625 (1)


                         10.  Shared Dispositive       -0-
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         248,625

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              1.9%

          14.  Type of Reporting Person:  OO - Trust







          (1)Power is exercised through its Trustees, Ellyn Robbins and Anne Okner.

                                                         Page 4 of 25 Pages

          1.   Name of Reporting Person:

                    Joel C. Okner Family Trust

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  Illinois

          Number of      7.   Sole Voting Power:       363,375 (1)
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     -0-
          Reporting
          Person
          With           9.   Sole Dispositive Power:  363,375 (1)


                         10.  Shared Dispositive       -0-
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         363,375

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              2.8%

          14.  Type of Reporting Person:  OO - Trust







          (1)Power is exercised through its Trustees, Joel C. Okner and Anne Okner.

                                                         Page 5 of 25 Pages

          1.   Name of Reporting Person:

                    Samuel P. Okner

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  United States Citizen

          Number of      7.   Sole Voting Power:       254,984
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     401,625 (1)
          Reporting
          Person
          With           9.   Sole Dispositive Power:  254,984


                         10.  Shared Dispositive       401,625 (1)
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         656,609

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              5.0%

          14.  Type of Reporting Person:  IN







          (1)Solely in his capacity as co-Trustee of the Samuel P. Okner Family Trust.

                                                         Page 6 of 25 Pages

          1.   Name of Reporting Person:

                    Ellyn Robbins

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  United States Citizen

          Number of      7.   Sole Voting Power:       -0-
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     248,625 (1)
          Reporting
          Person
          With           9.   Sole Dispositive Power:  -0-


                         10.  Shared Dispositive       248,625 (1)
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         248,625

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              1.9%

          14.  Type of Reporting Person:  IN







          (1)Solely in her capacity as co-Trustee of the Ellyn Robbins Family Trust.

                                                         Page 7 of 25 Pages

          1.   Name of Reporting Person:

                    Joel C. Okner

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  United States Citizen

          Number of      7.   Sole Voting Power:       -0-
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     363,375 (1)
          Reporting
          Person
          With           9.   Sole Dispositive Power:  -0-


                         10.  Shared Dispositive       363,375 (1)
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         363,375

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              2.8%

          14.  Type of Reporting Person:  IN







          (1)Solely in his capacity as co-Trustee of the Joel C. Okner Family Trust.

                                                         Page 8 of 25 Pages

          1.   Name of Reporting Person:

                    Anne Okner

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  United States Citizen

          Number of      7.   Sole Voting Power:       25
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     1,013,625 (1)
          Reporting
          Person
          With           9.   Sole Dispositive Power:  25


                         10.  Shared Dispositive       1,013,625 (1)
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         1,013,650

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              7.8%

          14.  Type of Reporting Person:  IN




          (1)Solely in her capacity as co-Trustee of the Samuel P. Okner Family Trust with respect to 401,625 Shares. Solely in her capacity as co-Trustee of the Ellyn Robbins Family Trust with respect to 248,625 Shares. Solely in her capacity as co-Trustee of the Joel C. Okner Family Trust with respect to 363,375 Shares.

                                                         Page 9 of 25 Pages

          1.   Name of Reporting Person:

                    Debra Okner

          2.   Check the Appropriate Box if a Member of a Group:  (a) /   /
                                                                  (b) / X /

          3.   SEC Use Only


          4.   Source of Funds:    OO

          5.   Check box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f):               /   /

          6.   Citizenship or Place of Organization:  United States Citizen

          Number of      7.   Sole Voting Power:       25
          Shares
          Beneficially
          Owned By Each  8.   Shared Voting Power:     -0-
          Reporting
          Person
          With           9.   Sole Dispositive Power:  25


                         10.  Shared Dispositive       -0-
                              Power:

          11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:

                         25

          12.  Check Box if the Aggregate Amount in Row (11) Excludes
               Certain Shares:                                        /   /

          13.  Percent of Class Represented by Amount in Row (11):

                              0.0%

          14.  Type of Reporting Person:  IN










                                                        Page 10 of 25 Pages

          Item 1.  Security and Issuer.

               This statement relates to the Common Stock, no par value (the "Shares"), of HA-LO Industries, Inc., an Illinois corporation (the "Company"). The principal executive offices of the Company are located at 5980 West Touhy Avenue, Niles, Illinois 60714.

          Item 2.  Identity and Background.

               (a) Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Seymour N. Okner, the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust, the Joel C. Okner Family Trust, Samuel P. Okner, Ellyn Robbins, Joel C. Okner, Anne Okner and Debra Okner. The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
          Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.

               Seymour N. Okner

               (b) - (c)      Seymour N. Okner's business address is 701
          Lee Street, Des Plaines, Illinois 60016, and his present principal occupation or employment at such address is as the Chairman and Chief Executive Officer of each of Market U.S.A., Inc. and Marusa Marketing Inc.

               Samuel P. Okner Family Trust

               The Samuel P. Okner Family Trust is an irrevocable grantor trust existing under the laws of the State of Illinois. The address of the Samuel P. Okner Family Trust is 701 Lee Street, Des Plaines, Illinois 60016.

               Ellyn Robbins Family Trust

               The Ellyn Robbins Family Trust is an irrevocable grantor trust existing under the laws of the State of Illinois. The address of the Ellyn Robbins Family Trust is 701 Lee Street, Des Plaines, Illinois 60016.

               Joel C. Okner Family Trust

               The Joel C. Okner Family Trust is an irrevocable grantor trust existing under the laws of the State of Illinois. The


                                                        Page 11 of 25 Pages





          address of the Joel C. Okner Family Trust is 701 Lee Street, Des Plaines, Illinois 60016.

               Samuel P. Okner

               (b) - (c)      Samuel P. Okner's business address is 701 Lee
          Street, Des Plaines, Illinois 60016, and his present principal occupation or employment at such address is as the President and Chief Operating Officer of each of Market U.S.A., Inc. and Marusa Marketing Inc.

               Ellyn Robbins

               (b) - (c)      Ellyn Robbins' business address is 931 Yale,
          Highland Park, Illinois 60035, and her present principal occupation or employment at such address is as an interior decorator.

               Joel C. Okner

               (b) - (c)      Joel C. Okner's business address is 150 Half
          Day Road, Buffalo Grove, Illinois 60089, and his present principal occupation or employment at such address is as a medical doctor.

               Anne Okner

               (b) - (c)      Anne Okner's business address is 5834 N.
          Lincoln Avenue, Chicago, Illinois 60659, and her present principal occupation or employment at such address is as a travel agent.

               Debra Okner

               (b) - (c)      Debra Okner's business address is 257
          Woodlawn, Hubbard Woods, Illinois 60093, and her present principal occupation or employment at such address is as a housewife.

               (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

               (e) None of the persons identified in this Item 2 has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

                                                        Page 12 of 25 Pages

               (f) All of such persons identified in this Item 2 are citizens of the United States of America.

          Item 3.  Source and Amount of Funds or Other Consideration

               Prior to September 30, 1996, Seymour N. Okner, the Ellyn Robbins Family Trust, the Joel C. Okner Family Trust and the Samuel P. Okner Family Trust were shareholders of Market U.S.A., Inc., an Illinois corporation ("Market USA"); Seymour N. Okner and Samuel P. Okner were shareholders of Marusa Marketing Inc., a Canadian federal corporation ("Marusa"); Seymour N. Okner and Samuel P. Okner were shareholders of Marusa Financial Services Ltd., a Canadian federal corporation ("Marusa Financial"); and Anne Okner and Debra Okner were shareholders of Nerok Verifications Inc., a Canadian federal corporation ("Nerok"). On September 30, 1996, pursuant to the Agreement and Plan of Merger and Amalgamation dated June 14, 1996, as amended (the "Plan of Merger"), attached hereto as Exhibit 1 and incorporated herein by reference, among other things, (i) HA-LO Acquisition Corporation, Inc., an Illinois corporation and a wholly-owned subsidiary of the Company merged with and into Market USA (the "Merger"), (ii) HA-LO Acquisition Corporation of Canada Ltd., a Canadian federal corporation and a wholly-owned subsidiary of the Company amalgamated with Marusa (the "Amalgamation"), and (iii) the Company purchased the shares of the common stock of certain shareholders of each of Marusa Financial and Nerok (the "Stock Purchase Transactions"). Pursuant to the Merger, each shareholder of Market USA received 19,125 Shares in exchange for each of his shares of the common stock of Market USA. Pursuant to the Amalgamation, each shareholder of Marusa received 318,700 Shares for each of his shares of the common stock of Marusa. Pursuant to the Stock Purchase Transactions, certain shareholders of Marusa Financial received, in the aggregate, 50 Shares in exchange for their shares of the common stock of Marusa Financial, and each shareholder of Nerok received 25 Shares in exchange for her shares of the common stock of Nerok.

          Item 4.  Purpose of Transaction.

               The Shares to which this Statement relates have been acquired for investment purposes.

               Pursuant to the terms of the Plan of Merger, at the Effective Time (as defined in the Plan of Merger), the Company amended its By-laws to increase the number of its Directors by one (1), and elected Seymour N. Okner to fill such additional directorship. In addition, from and after the Effective Time until the date set forth below, prior to each annual meeting of the shareholders of the Company, the Company shall nominate one
          (1) Target Shareholder (as defined in the Plan of Merger) reasonably satisfactory to the Company and Seymour N. Okner (or, in his absence, Samuel P. Okner) for election to the Board of

                                                        Page 13 of 25 Pages

          Directors of the Company. The Company's obligation to recommend to its shareholders the election of a Target Shareholder to the Company's Board of Directors will terminate upon the earlier to occur of (i) June 14, 2001; (ii) the last to occur of the death of Seymour N. Okner or Samuel P. Okner; or (iii) the date upon which the Target Shareholders have sold or disposed of more than fifty percent (50%) of the Shares received by them pursuant to the Plan of Merger.

               The Reporting Persons expressly reserve the right to dispose of all or any part of their investment in the Shares by public or private sale, merger or otherwise (subject to applicable restrictions of the Securities Act of 1933, as amended (the "Securities Act")) or to continue to hold the Shares or to acquire additional Shares or other securities of the Company at such prices and on such terms as each of the Reporting Persons deems advisable, including without limitation, by purchase, by inviting a tender of Shares or other securities of the Company, by merger or otherwise.

               Except as described herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D.

          Item 5.  Interests in Securities of the Issuer.

               The following information provided in this statement is based upon a total of 13,059,055 Shares outstanding. This total number of Shares outstanding is based on information disclosed in the final prospectus set forth in the Company's Registration Statement on Form S-4 (Registration No. 333-10481) (the "Registration Statement"), dated August 20, 1996, that as of July 31, 1996, the Company had outstanding approximately 10,509,055 shares. The total number of Shares also includes the 2,550,000 shares registered pursuant to the Registration Statement.

               (a)  Seymour N. Okner

               Seymour N. Okner beneficially owns 771,361 Shares, constituting approximately 5.9% of the Shares outstanding as described above.

               Samuel P. Okner Family Trust

               The Samuel P. Okner Family Trust beneficially owns 401,625 Shares, constituting approximately 3.1% of the Shares outstanding as described above.





                                                        Page 14 of 25 Pages

               Ellyn Robbins Family Trust

               The Ellyn Robbins Family Trust beneficially owns 248,625 Shares, constituting approximately 1.9% of the Shares outstanding as described above.

               Joel C. Okner Family Trust

               The Joel C. Okner Family Trust beneficially owns 363,375 Shares, constituting approximately 2.8% of the Shares outstanding as described above.

               Samuel P. Okner

               Samuel P. Okner beneficially owns 656,609 Shares, constituting approximately 5.0% of the Shares outstanding as described above.

               Ellyn Robbins

               Ellyn Robbins beneficially owns 248,625 Shares, constituting approximately 1.9% of the Shares outstanding as described above.

               Joel C. Okner

               Joel C. Okner beneficially owns 363,375 Shares, constituting approximately 2.8% of the Shares outstanding as described above.

               Anne Okner

               Anne Okner beneficially owns 25 Shares and, due to her positions as Trustee of the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust, and the Joel C. Okner Family Trust, may be deemed to be the beneficial owner of 1,013,625 Shares, constituting, in the aggregate, approximately 7.8% of the Shares outstanding as described above.

               Debra Okner

               Debra Okner beneficially owns 25 Shares, constituting approximately 0.0% of the Shares outstanding as described above.

               Other

               If the Reporting Persons are deemed, pursuant to Section 13(d)(3) under the Act, to be members of a "group," such group would beneficially own in the aggregate 2,040,020 Shares, constituting approximately 15.6% of the Shares outstanding as described above.


                                                        Page 15 of 25 Pages

               (b)  Seymour N. Okner

               Seymour N. Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 771,361 Shares, constituting approximately 5.9% of the Shares outstanding as described above.

               Samuel P. Okner Family Trust

               Acting through its Trustees, the Samuel P. Okner Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 401,625 Shares, constituting approximately 3.1% of the Shares outstanding as described above.

               Ellyn Robbins Family Trust

               Acting through its Trustees, the Ellyn Robbins Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 248,625 Shares, constituting approximately 1.9% of the Shares outstanding as described above.

               Joel C. Okner Family Trust

               Acting through its Trustees, the Joel C. Okner Family Trust has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 363,375 Shares, constituting approximately 2.8% of the Shares outstanding as described above.

               Samuel P. Okner

               Samuel P. Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 254,984 Shares, and, in his capacity as co-Trustee of the Samuel
          P. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 401,625 Shares, constituting, in the aggregate, approximately 5.0% of the Shares outstanding as described above.

               Ellyn Robbins

               Ellyn Robbins, in her capacity as co-Trustee of the Ellyn Robbins Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 248,625 Shares, constituting approximately 1.9% of the Shares outstanding as described above.





                                                        Page 16 of 25 Pages

               Joel C. Okner

               Joel C. Okner, in his capacity as co-Trustee of the Joel Co. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 363,375 Shares, constituting approximately 2.8% of the Shares outstanding as described above.

               Anne Okner

               Anne Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 25 Shares, and, in her capacities as co-Trustee of the Samuel P. Okner Family Trust, the Ellyn Robbins Family Trust and the Joel
          C. Okner Family Trust, has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,013,625 Shares, constituting, in the aggregate, approximately 7.8% of the Shares outstanding as described above.

               Debra Okner

               Debra Okner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 25 Shares, constituting approximately 0.0% of the Shares outstanding as described above.

               (c) Except as set forth above, none of the Reporting Persons beneficially owns any Shares or has effected any transactions in, or with respect to, Shares during the preceding 60 days.

               (d)  Not applicable.

               (e)  Not applicable.

          Item 6.  Contracts, Arrangements, Understandings or
                   Relationships With Respect to Securities of the Issuer.

               Except as set forth below, none of the Reporting Persons nor, to the best of their knowledge, any other person listed herein, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

               Seymour N. Okner, Samuel P. Okner, Anne Okner and Debra Okner have each entered into an Affiliate Agreement dated September 30, 1996 between each of them and the Company. Samuel
          P. Okner and Anne Okner, not individually but as co-Trustees of

                                                        Page 17 of 25 Pages
          the Samuel P. Okner Family Trust, have entered into an Affiliate Agreement dated September 30, 1996, between the Samuel P. Okner
          Family Trust and the Company (the "Samuel Okner Trust Affiliate Agreement"). Ellyn Robbins and Anne Okner, not individually but as co-Trustees of the Ellyn Robbins Family Trust, have entered into an Affiliate Agreement dated September 30, 1996, between the Ellyn Robbins Family Trust and the Company (the "Ellyn Robbins
          Trust Affiliate Agreement"). Joel C. Okner and Anne Okner, not individually but as co-Trustees of the Joel C. Okner Family
          Trust, have entered into an Affiliate Agreement dated September
          30, 1996, between the Joel C. Okner Family Trust and the Company
          (the "Joel Okner Trust Affiliate Agreement"). Pursuant to such Affiliate Agreements, the Reporting Persons have each agreed, among other things, not to sell, transfer or otherwise dispose of any Shares until such time as results covering thirty (30) days of combined operations Market USA, Marusa and the Company have been published by the Company in the form of a public earnings report (the "Pooling Period"). In addition, the Reporting
          Persons each agreed that he would not sell, transfer or otherwise dispose of Shares issued under the Plan of Merger unless (x) such sale, transfer or disposition has been registered under the Securities Act of 1933, as amended (the "Securities Act"), including pursuant to the Registration Rights Agreement (as defined below), for as long as he shall remain an "affiliate" of the Company, (y) such sale, transfer or disposition is made in conformity with the volume and other limitations of Rule 145 under the Securities Act, or (z) in the opinion of counsel reasonably acceptable to the Company, such sale, transfer or disposition is exempt from registration under the Securities Act.
          Such Affiliate Agreements are attached hereto as Exhibits 2 through 8 and incorporated herein by reference.

               Each of the Reporting Persons has entered into a Registration Rights Agreement dated September 30, 1996 (the "Registration Rights Agreement") among Seymour N. Okner, Samuel
          P. Okner, Anne Okner, Debra Okner, the Ellyn Robbins Family Trust, the Joel C. Okner Family Trust, the Samuel P. Okner Family Trust, Merchant Partners Limited Partnership, a Delaware limited partnership, and the Company. Pursuant to the Registration Rights Agreement, the Company shall file with, and shall cause to be declared effective by, the Securities and Exchange Commission prior to times set forth below, a registration statement under the Securities Act relating to the following number of Registrable Shares (as defined in the Registration Rights Agreement), which registration statement shall provide for the sale by the holders thereof of the Registrable Shares included therein from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, but need not provide for an underwritten registration:

                         (i)  prior to the completion of the Pooling
               Period, a whole number of Shares equal to the quotient of

                                                        Page 18 of 25 Pages

               $15 million divided by the average per share price of Shares for the ten trading days prior to the Closing Date (as defined in the Registration Rights Agreement) (it being understood, however, that the Company shall not be required to request acceleration of the effective date of such registration statement until the completion of the Pooling Period);

                         (ii) prior to the first anniversary of the Closing
               Date, a whole number of Shares equal to the product of (x) the number of Shares then held by the Shareholders (as defined in the Registration Rights Agreement) which were acquired pursuant to the Plan of Merger multiplied by (y) 50%; and

                         (iii) prior to the second anniversary of the
               Closing Date, the remaining number of Shares acquired by the Shareholders pursuant to the Plan of Merger which have not previously been sold or otherwise disposed of.

          The Company agreed to use its best efforts to keep each registration statement filed pursuant to the Registration Rights Agreement continuously effective and usable for the resale of shares for a period time as specified in the Registration Rights Agreement. In addition, if at any time prior to the satisfaction of the Company's obligation to file and keep effective the Shelf Registrations, Lou Weisbach ceases to be Chairman of the Board of the Company, holders of Shares owning a majority of the Registrable Shares, have the right to require the Company to effect an underwritten registration with respect to their Shares. The Registration Rights Agreement also grants the Reporting Persons certain rights, subject to cutback, to piggyback on primary and secondary offerings of the Company's common stock pursuant to a registration statement. The Registration Rights Agreement is attached hereto as Exhibit 9 and incorporated herein by reference.

               Pursuant to the Plan of Merger, claims for damages under the indemnification provisions of the Plan of Merger are enforceable against the Shares issued pursuant to the Plan of Merger. The Plan of Merger provides that all Shares which are not then eligible for registration and sale are subject to the Company's right of indemnification through set-off against the cancellation of such Shares. The Company's right of indemnification is limited to the set-off against and cancellation of Shares with an aggregate value not exceeding ten percent (10%) of (x) the total number of Shares received pursuant to the Plan of Merger, multiplied by the Average Value (as defined in the Plan of Merger). The Company is not entitled to any recovery for a claim of indemnification unless such claim is made within the twelve (12) month period immediately following the Effective Time (as defined in the Plan of Merger).

                                                        Page 19 of 25 Pages

          Item 7.  Material to be filed as Exhibits.

               Exhibit 1.     Plan of Merger

               Exhibit 2. Affiliate Agreement dated September 30, 1996, by and between Seymour N. Okner and HA-LO Industries, Inc.

               Exhibit 3. Affiliate Agreement dated September 30, 1996, by and between Samuel P. Okner and HA-LO Industries, Inc.

               Exhibit 4.     Samuel Okner Trust Affiliate Agreement

               Exhibit 5.     Ellyn Robbins Trust Affiliate Agreement

               Exhibit 6.     Joel Okner Trust Affiliate Agreement

               Exhibit 7. Affiliate Agreement dated September 30, 1996, by and between Debra Okner and HA-LO Industries, Inc.

               Exhibit 8. Affiliate Agreement dated September 30, 1996, by and between Anne Okner and HA-LO
                              Industries, Inc.

               Exhibit 9.     Registration Rights Agreement


























                                                        Page 20 of 25 Pages

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated:  October 7, 1996

                              /s/ Seymour N. Okner
                              Seymour N. Okner



                              SAMUEL P. OKNER FAMILY TRUST

                              By:/s/ Samuel P. Okner
                                   Samuel P. Okner
                                   Co-Trustee

                              By:/s/ Anne Okner
                                   Anne Okner
                                   Co-Trustee



                              ELLYN ROBBINS FAMILY TRUST

                              By:/s/ Ellyn Robbins
                                   Ellyn Robbins
                                   Co-Trustee

                              By:/s/ Anne Okner
                                   Anne Okner
                                   Co-Trustee



                              JOEL C. OKNER FAMILY TRUST

                              By:/s/ Joel C. Okner
                                   Joel C. Okner
                                   Co-Trustee

                              By:/s/ Anne Okner
                                   Anne Okner
                                   Co-Trustee



                              /s/ Samuel P. Okner
                              Samuel P. Okner




                                                        Page 21 of 25 Pages

                              /s/ Ellyn Robbins
                              Ellyn Robbins



                              /s/ Joel C. Okner
                              Joel C. Okner



                              /s/ Anne Okner
                              Anne Okner



                              /s/ Debra Okner
                              Debra Okner




































                                                        Page 22 of 25 Pages

                                    EXHIBIT INDEX

          Exhibit No.            Document Description

               A.        Agreement pursuant to Rule 13d-1(f)(1)(iii).

               1. Agreement and Plan of Merger and Amalgamation dated June 14, 1996, by and among HA-LO Industries, Inc., HA-LO Acquisition Corporation, Inc., HA-LO Acquisition Corporation of Canada Ltd., Market USA, Inc., Marusa Marketing Inc., Marusa Financial Services Ltd., Nerok Verifications Inc., and the stockholders of Market USA, Inc. and Marusa Marketing Inc., including the First and Second Amendments thereto.

               2. Affiliate Agreement dated September 30, 1996, by and between Seymour N. Okner and HA-LO Industries, Inc.

               3. Affiliate Agreement dated September 30, 1996, by and between Samuel P. Okner and HA-LO Industries, Inc.

               4. Affiliate Agreement dated September 30, 1996, by and between Samuel P. Okner and Anne Okner, not individually, but as co-Trustees of the Samuel P. Okner Family Trust u/a/d May 14, 1996, and HA-LO Industries, Inc.

               5. Affiliate Agreement dated September 30, 1996, by and between Ellyn Robbins and Anne Okner, not individually, but as co-Trustees of the Ellyn Robbins Family Trust u/a/d May 14, 1996, and HA-LO Industries, Inc.

               6. Affiliate Agreement dated September 30, 1996, by and between Joel C. Okner and Anne Okner, not individually, but as co-Trustees of the Joel C. Okner Family Trust u/a/d May 14, 1996, and HA-LO Industries, Inc.

               7. Affiliate Agreement dated September 30, 1996, by and between Anne Okner and HA-LO Industries, Inc.

               8. Affiliate Agreement dated September 30, 1996, by and between Debra Okner and HA-LO Industries, Inc.






                                                        Page 23 of 25 Pages

          Exhibit No.            Document Description

               9. Registration Rights Agreement dated September 30, 1996, by and among HA-LO Industries, Inc., Seymour
                         N. Okner, Samuel P. Okner, the Ellyn Robbins
                         Family Trust, the Joel C. Okner Family Trust, the Samuel P. Okner Family Trust and Merchant Partners, Limited Partnership.













































                                                        Page 24 of 25 Pages

                                      EXHIBIT A

               Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

          Dated:  October 7, 1996



          /s/ Seymour N. Okner                    /s/ Samuel P. Okner
          Seymour N. Okner                        Samuel P. Okner


          SAMUEL P. OKNER FAMILY TRUST            /s/ Ellyn Robbins
                                                  Ellyn Robbins
          By:/s/ Samuel P. Okner
               Samuel P. Okner
               Co-Trustee                         /s/ Joel C. Okner
                                                  Joel C. Okner
          By:/s/ Anne Okner
               Anne Okner
               Co-Trustee                         /s/ Anne Okner
                                                  Anne Okner

          ELLYN ROBBINS FAMILY TRUST

          By:/s/ Ellyn Robbins                    /s/ Debra Okner
               Ellyn Robbins                      Debra Okner
               Co-Trustee

          By:/s/ Anne Okner
               Anne Okner
               Co-Trustee


          JOEL C. OKNER FAMILY TRUST

          By:/s/ Joel C. Okner
               Joel C. Okner
               Co-Trustee

          By:/s/ Anne Okner
               Anne Okner
               Co-Trustee




          120841_04
                                                         Page 25 of 25 Pages